UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No.             )

ABSS CORP.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

(CUSIP Number)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:

Gregg E. Jaclin, Esq. Anslow & Jaclin, LLP 4400 Route 9 South, 2nd Floor Freehold, New Jersey 07728 (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

September 2, 2003

(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_] Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

	(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only):

		Communications Holding Corp. ("CHC")

	(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

		(a) (b)

	(3)	SEC Use Only

	(4)	Source of Funds (See Instructions):

	(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

	(6)	Citizenship or Place of Organization:	United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power:	4,000,000

	(8)	Shared Voting Power:	0

	(9)	Sole Dispositive Power:	4,000,000

	(10)	Shared Dispositive Power:	0

	(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:	4,000,000

	(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	NA

	(13)	Percent of Class Represented by Amount in Row (11):	On September 8, 2003, the shares would represent 41.23% of the issued and outstanding shares.

	(14)	Type of Reporting Person:	CO

ITEM 1.      SECURITY ISSUER.

Abss Corp.
385 Freeport, #1
Sparks, NV  89431

ITEM 2.      IDENTITY AND BACKGROUND.

(a)	Name:	Communications Holding Corp.;

(b)	Residence or business address:	746 Hillgirt Circle Oakland, CA 94610

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;	CHC became a 10% holder of the company stock on September 2, 2003; CHC became a 10% holder of the company stock on September 2, 2003;

(d)	Whether or not, during the last five years, such person has
been convicted in a criminal proceeding (excluding traffic
violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty
	imposed, or other dispostion of the case;	CHC has not been convicted in a criminal proceeding within the last 5 years;

(e)	Whether or not, during the past five years, such person
was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws oir finding any violation
with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms
	of such judgment, decree or final order; and	CHC has not been a party to a civil proceeding of a judicial or administrative body which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on findings any violation with respect to such laws; and

(f)	Citizenship.	CHC's place of organization is the United States.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

CHC was granted the shares pursuant to the settlement and release agreement entered into between Communications Holding Corp. and ABSS Corporation which became effective on September 2, 2003.

ITEM 4.      PURPOSE OF TRANSACTION.

The securities were granted to CHC as part of a settlement and consideration for the release of a judgment for $960,000 against the issuer.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

(a)	CHC has no present intention of acquiring additional shares of the Issuer. All shares were acquired for settlement purposes.
(b)	CHC has sole power to vote all of his shares.
(c)	During the past 60 days, CHC has not sold any shares of the issuer.
(d)	CHC has the sole right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer's shares of common stock held by CHC
(e)	CHC will be a 41.23 percent shareholder at the acquisition of the 4,000,000 shares.

ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

CHC is not currently a party to any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

Settlement and Release Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 10, 2003

Date

/s/  Alan Lew

Signature

Alan Lew

Name and Title